# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Uniti Group Inc, CIK 0001620280
CUSIP: 912932100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10802 Executive Center Drive, Benton Building, Little Rock, Arkansas (AR), 72211
Date of event which requires filing of this statement: 08/29/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000102909

## Reporting persons
- The Vanguard Group: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 933,831; sole dispositive power 15,497,240; shared dispositive power 1,080,731; aggregate amount beneficially owned 16,577,971 (6.92% of the class)

## Item 1. Issuer
Name of issuer: Uniti Group Inc
Address of issuer's principal executive offices: 10802 Executive Center Drive, Benton Building, Suite 300, Little Rock, AR, 72211

## Item 2. Person Filing
Name of person filing: The Vanguard Group
Address of principal business office or, if none, residence: 100 Vanguard Blvd., Malvern, PA 19355
Citizenship: PA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 16577971
Percent of class: 6.92
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 88211

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- The Vanguard Group: Ashley Grim, Head of Global Fund Administration (09/08/2025)